January 13, 2006

Securities and Exchange Commission                   TODD J. EMMERMAN
100 F Street, N.E.                                   212-940-8873
Washington, D.C. 20549                               E-MAIL ADDRESS
                                                     todd.emmerman@kattenlaw.com
Attention: Mr. John Zitko                            Direct Fax Number
                                                     (212) 894-5873

      Re:   Rand Acquisition Corporation
            File No. 0-50908
            Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

      Set forth below is the response on behalf of Rand Acquisition Corporation (the "Company" or "Rand") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated January 5, 2006, concerning the revised Preliminary Proxy Statement on
Schedule 14A filed by Rand on December 20, 2005. We have set forth herein each comment of the Staff contained in the comment letter followed by our response. For your convenience and to facilitate your review, a marked copy of the
Schedule 14A, which has been revised in accordance with our responses below and otherwise updated, is also enclosed herewith.

1. We reissue comment one from our letter of December 2, 2005. Please provide an analysis as to the materiality of the decrease in conversion limits from 20% (as disclosed in the Company's S-1) to 5% (as disclosed in the Company's Preliminary Proxy Statement). It still appears to the Staff that an investor could have rested his or her investment decision on disclosure asserting that Rand would be able to effect a business combination with four times as many shareholders electing conversion than is currently provided in the plans currently set forth by company's management. Stated differently, an investor could have purchased shares in Rand's IPO with the understanding that every one in five IPO shareholders would have to elect conversion in order for the business combination to fail, whereas the Company's pre-effective proxy statement now states that only one holder in twenty electing conversion would cause a business combination to fail.

      We note the statement contained in your response letter that you "do not view the disclosure contained in the Company's Form S-1 and cited by the Staff in comment No. 1 as a guarantee, assurance or suggestion that every business combination would be structured to accommodate conversions of up to 19.99%." However, we continue to note the unequivocal statement contained on page F-8 of Rand's S-1 (unaddressed in your response letter) as well as the presentation of Rand's pro forma net tangible book value upon the conversion of 19.99% of the shares sold in its IPO.

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Securities and Exchange Commission
January 13, 2006
Page 2


      Accordingly, we can not agree with your position that the disclosure contained in Rand's S-1 is not "a guarantee, assurance or suggestion that every business combination would be structured to accommodate conversions of up to 19.99%."

      For your convenience, we again note the following disclosure contained in the Company's S-1 (we have underlined the portions selectively addressed in your response and added the disclosure immediately preceding the passage already cited on page F-8 in order to place it in better context).

            o "We will not proceed with a business combination if public stockholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Accordingly, we may effect a business combination if public stockholders owning up to approximately 19.99% of the shares sold in this offering exercise their conversion rights. If this occurred, we would be required to convert to cash up to approximately 19.99% of the 4,000,000 shares sold in this offering, or 799,600 shares of common stock, at an initial per-share conversion price of $5.16, without taking into account interest earned on the trust fund." (p. 7)

            o "For purposes of presentation, our pro forma net tangible book value after this offering is approximately $4,125,936 less than it otherwise would have been because if we effect a business combination, the conversion rights to the public stockholders may result in the conversion into cash of up to approximately 19.99% of the aggregate number of the shares sold in this offering..." (p. 20)

            o "With respect to the first Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Fund as of the record date for determination of stockholders entitled to vote on the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Proposed Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination." (F-8)

      With a view towards disclosure, please specifically address each of the passages reproduced in the three bullet points above with respect to why no reasonable investor would have purchased shares in Rand's IPO with the understanding that every one in five IPO shareholders would have to elect conversion in order for the business combination to fail. Additionally, please address why, if an investor did purchase in Rand's IPO with the understanding just noted, the change to a conversion ratio whereby one holder in twenty electing conversion would cause a business combination to fail would not be material to such investor.

      RESPONSE:

      We have revised and enhanced the disclosure relating to the 5% effective limit on conversions throughout the document, including in the sections entitled "SUMMARY - Conversion Rights," "THE RAND SPECIAL MEETING - Conversion Rights" and "INFORMATION ABOUT RAND - Conversion Rights."

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Securities and Exchange Commission
January 13, 2006
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2.    We reissue comment two from our letter of December 2, 2005. Please disclose the manner and priority of payments by which funds will be disbursed from the trust account. We note your response that you "have added disclosure as to the manner and priority by which funds will be distributed from the trust account in the sections [beginning on pages 8, 11, and 110]" but we are unable to locate any such added disclosure.

      RESPONSE:

      The disclosure added in response to comment two from your letter of December 2, 2005 remains in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE ACQUISITION - How is Rand paying for the acquisition?", "SUMMARY
      - Acquisition Proposal - The Acquisition" and "INFORMATION ABOUT RAND - Business of Rand - Offering Proceeds Held in Trust," however we have further revised the disclosure to clarify the manner and priority of payments from the trust account.

3. Provide additional disclosure in appropriate places to clarify as to the ability of a stockholder to exercise his/her conversion rights in accordance with the company's treatment of broker non-votes and abstentions. Such disclosure should include, but not be limited to, the means required in order to exercise such rights as well as any timing considerations and/or requirements involved.

      RESPONSE:

      We have added disclosure under "QUESTIONS AND ANSWERS ABOUT THE ACQUISITION - What will happen if I abstain from voting or fail to vote?", "QUESTIONS AND ANSWERS ABOUT THE ACQUISITION - If my shares are held in "street name" by my broker, will my broker vote my shares for me?", "THE RAND SPECIAL MEETING - Voting Your Shares" and "THE RAND SPECIAL MEETING -Broker Non-Votes" to clarify the ability of a stockholder to exercise conversion rights and the requirements of exercising such rights.

4. With respect to our previous comment 24, we note the analysis you provided us. You state that the preferred stock is perpetual with no maturity and thus resembles equity. However, you also duly address the cumulative dividends on the stock and the liquidation preferences that are consistent with debt contracts. Based on these facts and the other features discussed in your response letter to us, it is not clear to us why you determined that the preferred stock is more closely related to equity as opposed to debt. Please provide us with further clarification as to how you arrived at your conclusion.

      RESPONSE:

      In response to the Staff and for ease of review, we have resubmitted the original analysis with additional clarification on how the Company rendered its conclusion that the convertible preferred stock is more akin to an equity instrument.

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Securities and Exchange Commission
January 13, 2006
Page 4


      In determining whether the convertible preferred security should be treated as an equity or debt instrument, the Company considered guidance in SFAS 133 paragraph 61(l) in evaluating relevant characteristics of the security. The summary of this analysis and the features of the convertible preferred stock is as follows:

      --------------------------------------------------------------------------
           Convertible         Feature is
         Preferred Stock       "Debt" or
            Attribute       "Equity" related?         Company Rationale
      --------------------------------------------------------------------------
      Perpetual preferred        Equity        The preferred stock provides for
      stock (no maturity)                      a residual interest in the
                                               Company which is an attribute of
                                               an equity instrument.
      --------------------------------------------------------------------------
      Cumulative Dividends       Debt          The obligation to provide
                                               dividend payments based on a
                                               stated rate is an attribute of a
                                               debt instrument.
      --------------------------------------------------------------------------
      Redemption at the          Equity        The redemption feature is a call
      option of Rand                           option exercisable by the issuer
                                               on the occurrence of certain
                                               contingent events. Under SFAS
                                               133.61(e), a call option
                                               exercisable by the issuer of an
                                               equity security is considered to
                                               be clearly and closely related
                                               to an equity instrument whereas
                                               an option exercisable by the
                                               holder is not clearly and
                                               closely related to the equity
                                               instrument. Making an analogy to
                                               this guidance, a redemption
                                               feature that is not exercisable
                                               by the holder is an attribute
                                               consistent with an equity
                                               instrument.
      --------------------------------------------------------------------------
      Voting rights              Equity        The preferred stockholders will
                                               vote on an as-converted basis
                                               with common shareholders. The
                                               presence of certain additional
                                               voting rights is not indicative
                                               of any debt attributes.
      --------------------------------------------------------------------------

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Securities and Exchange Commission
January 13, 2006
Page 5


      --------------------------------------------------------------------------
      Liquidation                Debt          The seniority of the Series A
      preference                               convertible preferred shares on
                                               liquidation is consistent with a
                                               debt contract; however, it is
                                               also consistent with the
                                               liquidation preference
                                               associated with other types of
                                               preferred stock that are
                                               classified as equity. Thus,
                                               little weight is given to the
                                               liquidation preference in
                                               determining the nature of the
                                               host instrument.
      --------------------------------------------------------------------------

      Based on the analysis of the above factors, the Company believes the convertible preferred stock is more akin to an equity instrument than a debt instrument. This view appears to be supported by FAS 133.61(1) which states (emphasis added):

      Convertible preferred stock. Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument."

      The Rand convertible preferred stock is very similar to the example referred to in the above guidance.

      In making the classification determination, the Company considered the attributes of the convertible preferred stock having "debt-like" characteristics to have little weight in rendering an overall conclusion. As stated above, the liquidation preference was not assigned any weighting as the liquidation feature is consistent with other preferred stocks that are classified as equity. Further, while the cumulative dividend attribute is similar to interest terms on a debt contract, this was the only substantive "debt-like" attribute in the convertible preferred stock agreement. Consequently, on a simple weighting analysis, the equity features out weighed the debt factors by 3:1, leading the Company to an equity classification conclusion for the convertible preferred security.

5. We reissue our previous comment 35 as the amount of cash flows from operations as of September 30, 2005, disclosed on this page, does not agree with the balance per the statement of cash flows.

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Securities and Exchange Commission
January 13, 2006
Page 6


      RESPONSE:

      The cash flow from operations disclosed in the referenced section contained a typographical error which has been corrected to be consistent with the September 30, 2005 statement of cash flows.

6. On the table on page 108, we note the $10,600,000 in long term obligations due after 2010. Please update "Liquidity and Capital Resources" to disclose the material terms and conditions of this long term obligation. Also, if this amount relates to the convertible preferred notes, provide a footnote to the table disclosing this fact and explain the variance from the amount of $10,060,000 reported on the September 30, 2005 balance sheet.

      RESPONSE:

      The table on the referenced page has been corrected to state the amount of $10,060,000 relating to the convertible notes. A footnote similar to disclosures included in the consolidated financial statements will be added to the referenced table to describe the terms of the convertible notes as follows:

      "In the year ended March 31, 2001, the Company issued 19,524 unsecured, non-interest bearing CDN$ notes convertible into common shares for total proceeds of CDN $11,696,900. As of September 30, 2005, the notes have a stated value of USD $10,060,124. The notes are convertible at the option of the holder any time at varying times, the latest being March 28, 2011 at a conversion price of $495 (CDN $599) per common share. The Company is obligated to pay the principal balance of the notes, if not converted, on March 28, 2011. The notes were assigned to certain of the Company's debt holders in September 2004."

7. We note the independent auditor's report no longer includes a signature from Deloitte and Touche LLP. Please revise to file the audit report with a signature in accordance with Rule 302 of Regulation S-T.

      RESPONSE:

      The revised proxy statement contains an independent auditor's report including the required signature of Deloitte and Touche LLP.

8. With respect to our previous comment 43, we note your revisions. In accordance with Article 5-02.19 of Regulation S-X, we reiterate our request for you to separately state accrued interest on the face of the balance sheet.

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Securities and Exchange Commission
January 13, 2006
Page 7


      RESPONSE:

      The Company respectfully submits that upon review of Article 5-02.19 and 5-02.20 of Regulation S-X and the terms of the Company's various financial obligations, no amount for accrued interest should be separately stated on the face of the balance sheet.

      Interest accrues on the following of the Company's financial obligations:

            1.    Operating credit facilities;

            2.    Senior debt; and

            3.    Subordinated debt.

      With respect to the Company's operating credit facilities, interest is paid monthly. Consequently, no amount of interest is accrued at the balance sheet date.

      For senior debt obligations, interest is paid monthly with principal payments. Consequently, no amount of interest is accrued at the balance sheet date.

      Regarding subordinated debt, historically a portion of interest was paid monthly and a portion of interest was unpaid and added to the principal of the subordinated debt instrument in accordance with the contractual arrangements with the lenders. As of April 1, 2004, all interest is unpaid and added to the principal balance of the subordinated debt obligations, in accordance with the contractual arrangements with the lenders. All principal amounts, including principal amounts representing unpaid interest contractually added to the principal amounts owing are due in March 2008.

      The Company's accounting and presentation of the debt obligations is consistent with the legal form and substance of the contractual arrangements with the subordinated lenders. Consequently, the Company's position is that there is no accrued interest to present separately under GAAP or Regulation S-X as there is no accrued interest owing at the balance sheet date.

9. In your response to our previous comment 46, you discuss the various factors you considered in determining the vessels' depreciable lives. In your response to us and on page 89, you state that management's view was affected by the fact that the vessels will not be contributing positively to revenues and cash flows because of the future costs associated with aging vessels. However, depreciation of the cost of an asset should be allocated over the period services are obtained from the use of the asset (paragraph 5 of ARB 43, Chapter 9C). Please explain to us in further detail how your use of 10 to 15 years complies with authoritative guidance. Since the cost of major repairs is apparently included in drydocking costs and amortized over the period until the next expected drydocking, it is not clear how expected repair costs relates to the depreciation period for the cost of the asset.

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Securities and Exchange Commission
January 13, 2006
Page 8


      RESPONSE:

      In response to the Staff's comment, the Company acknowledges the authoritative reference and respectfully submits the following as a clarification and elaboration on its previous response.

      In accordance with authoritative accounting literature, the period of depreciation selected for each vessel is a management estimate made at the time of acquisition to depreciate the cost of the vessel over the estimated economic life of the vessel acquired. ARB 43, Chapter 9C, paragraph states "The cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility."

      Every vessel that has been purchased by the Company has been purchased "used" and is usually in the last 10 to 25 years of the "industry standard" estimated original 75 year life for freshwater vessels. At the time of acquisition, each vessel is assigned an estimated useful economic life that takes into account the vessels age, repair history and intended use. This estimation process often results in a vessel's estimated useful economic life being shorter than its independently surveyed useful life.

      With respect to capital expenditures for the Company's vessels, there are two programs of maintenance and repair that each vessel undergoes. Drydocking occurs every five years and the cost of such repairs is approximately $750,000 on average. In addition, annually, each vessel undergoes a Company inspection and repair process. The average cost of this annual program is approximately $600,000 per vessel, a portion of which is capitalized and amortized over the remaining life of the vessel.

      It is management's view and experience that as a vessel approaches the end of its life, expenditures for dry docking and the internal repair programs become greater and so the economic rewards of maintaining that vessel become uncertain, thereby effectively reducing its economic life of the vessel in question. Consequently, while a vessel may still be functional if maintained, there is a cost/benefit factor that in many cases will reduce a vessel's useful economic life to a period that is shorter than its original surveyed life.

      The Staff correctly notes that the accounting for expenditures for drydock and repair programs of the vessels should not have a bearing on the estimated useful life assumption for a vessel. However, it is the anticipated cash cost of such expenditures that management believes will occur after 10-15 years of use that will outweigh the benefit of continuing to maintain and operate a vessel.

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Securities and Exchange Commission
January 13, 2006
Page 9


      The Company believes it has appropriately estimated reasonable useful economic lives for its vessels. Further disclosure has been added to page 90 of the Schedule 14A to highlight to the reader the fact that the surveyed remaining lives of a vessel should be read with the understanding that the estimated economic life assumption used in the consolidated financial statements is shorter.

10. Expand Note 2 to disclose the specific nature of the various components of capitalized drydock expenditures.

      RESPONSE:

      The accounting policy note for Note 2 to the consolidated financial statements has been revised to reflect the comment of the Staff. The policy for drydock expenditures now includes the text "Drydock costs include costs of work performed by third party shipyards, subcontractors and other direct expenses to complete the mandatory certification process."

11. With respect to our previous comment 60, we note your revision to the Management's Discussion and Analysis in the Schedule 14A and your detailed response to us. Please continue your revisions to page 114 to discuss all significant terms of the underwriter purchase options, including but not limited to the composition of the units underlying the options, the exercise prices of the options and underlying warrants, the terms of any net settlement features, the timing of issuance, and the expiration dates of the options and underlying warrants. Also discuss any future effect the issuance of the options is expected to have on your financial condition and results of operations.

      RESPONSE:

      We have added the requested disclosure in the referenced section.

12. We reiterate our request for you to revise the Form 10-KSB to include all of the disclosures requested in our previous comment 60.

      RESPONSE:

      On January 10, 2006, Rand filed a Form 10-KSB/A for the year ended December 31, 2004 which includes all of the disclosures requested in your previous comment 60 and this comment.

13. In your response to our previous comment 59, you state the financial statements in this Form were in accordance with Canadian GAAP, whereas the financial statements in the Schedule 14A are in accordance with U.S. GAAP. We note your explanation that the most significant differences in revenues were due to two income statement classification issues. Please clarify why the revenue reported in the Canadian GAAP financial statements is $7.2 million less than U.S. GAAP revenue while the operating expenses in Canadian GAAP are only $0.678 million less than U.S. GAAP operating expenses. Explain to us why these differences exist and provide us with a schedule reconciling the differences as necessary.

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Securities and Exchange Commission
January 13, 2006
Page 10


      RESPONSE:

      To clarify our response to previous comment 59, the financial information presented in the Form 8-K was unaudited and prepared by Lower Lakes' management by combining the historical audited Canadian GAAP financial statements for Lower Lakes, its subsidiary, Lower Lakes Transportation Company and its investee, Grand River Navigation Company, Inc. We refer the Staff to Exhibit 1 to this response letter which provides a reconciliation of the financial information presented in the Form 8-K to the audited financial statements included in the Schedule 14A.

14. For each of the three significant accounting differences discussed in your response to comment 59, please clarify whether you believe the treatment in the historical financial statements provided in the Form 8-K is consistent with Canadian GAAP or whether it is considered an error.

      RESPONSE:

      The three material accounting differences discussed in our response to previous comment 59 result from management's combination of the historical financial statements and do not result from the historical financial statements being prepared under Canadian GAAP. We refer the staff to
      Exhibit 1 to this response letter for a detailed reconciliation of the financial information presented in the Form 8-K to the figures reported in the audited financial statements included in Schedule 14A.

15. Your response to our previous comment 59 provides three explanations for differences in historical financial information considered "the most significant." Please provide us with explanations for all material differences between the information presented in the Form 8-K and the financial statements in the Schedule 14A. Quantify and explain the nature of each difference. Explain whether each material difference is due to the use of Canadian GAAP or represents a mistake in the financial statements in the Form 8-K.

      RESPONSE:

      The differences described in our response to the Staff's previous comment 59 represent all material differences between the information presented in the Form 8-K and the financial statements in the Schedule 14A. Reconciliation of such material differences is included in Exhibit 1 to this response letter. The immaterial differences represent adjustments resulting from the audited consolidation process, certain presentation reclassifications and other adjustments relating to the production of US dollar reporting currency consolidated financial statements.

16. The financial statements included in Exhibit 99.1 do not disclose the use of Canadian GAAP or that they are unaudited. Please tell us why you believe an amended Form 8-K is not required to provide these disclosures and to reconcile the amounts in the presentation.

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Securities and Exchange Commission
January 13, 2006
Page 11


      RESPONSE:

      Concurrently herewith Rand is filing a Form 8-K/A with respect to the Form 8-K filed September 7, 2005 to disclose the basis on which the financial statements therein were prepared and to provide a reconciliation of the material differences therein as compared to the financial statements included in the proxy statement. We have added similar disclosure, as well as disclosure of the availability of the reconciliation, to the proxy statement as the second introductory paragraph of the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES."

17. We note your response to comment 61 from our letter of December 2, 2005. It would appear to the Staff that the materials covered by your request for confidential treatment under Rule 83 should have been filed as exhibits evidencing material agreements in your Form 10-QSB for the period ending September 30, 2005. Additionally, we note that Rule 83(b) states:
      "The provisions of this section shall apply only where no other statute or Commission rule provides procedures for requesting confidential treatment respecting particular categories of information (see, e.g., 17 CFR 240.24b-2)..." Accordingly, it appears that confidential treatment should have been requested under the procedures outlined in Rule 24b-2 (substantively different from Rule 83). Please amend your Form 10-QSB for the period ending September 30, 2005 to include such materials as exhibits or provide an analysis as to why such materials should not have been included as exhibits to the above-referenced Form 10-QSB and why confidential treatment should not have been requested pursuant to Rule 24b-2.

      RESPONSE:

      We agree that the Stock Purchase Agreement relating to the Lower Lakes acquisition and the Preferred Stock Purchase Agreement relating to the issuance of Rand's Series A preferred stock should have been filed as exhibits to Rand's Form 10-QSB for the period ending September 30, 2005 pursuant to Item 601(b)(2) and 601(b)(10) of Regulation S-B, respectively, and we would propose to file a Form 10-QSB/A with respect to such Form 10-QSB to file such agreements, as well as the GE commitment letter entered into in connection with the Lower Lakes Stock Purchase Agreement (irrespective of its materiality), therewith as exhibits. We do not believe, however, that the annexes and schedules to such agreements contain information that is material to an understanding of such agreements, or that has not already been disclosed in the Form 10-QSB, and, accordingly, we do not believe that such annexes and schedules are required to be included with the stock purchase agreements to be filed with the Form 10-QSB/A. We would not request confidential treatment in connection with the Form 10-QSB/A if such annexes and schedules are not included in the exhibits.

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Securities and Exchange Commission
January 13, 2006
Page 12


      We note that while we have based our determination of whether the annexes and schedules are required to be included in the exhibits filed in the Form 10-QSB/A on an analysis of whether the information contained therein is material to an understanding of the document to be filed or to the substance of the transaction contemplated by such document, Item 601(b)(2) of Regulation S-B is instructive as to the necessity of including exhibits and schedules to documents filed pursuant to said Item.

      More particularly, we have concluded as to the materiality of the information in the Sellers' Disclosure Schedule (Appendix B to the Stock Purchase Agreement) as follows:

      A. Schedules 2.2-3.8, 3.11-3.16, 3.18-3.24 and 3.26-3.28 contain information only of a legal or ministerial nature. We do not believe that any of such information is material to an understanding of the transaction contemplated by the Stock Purchase Agreement.

      B. Schedules 3.9 and 3.17 contain disclosures of labor relations and litigations, not based on their materiality to Lower Lakes, but in response to standard representations in the Stock Purchase Agreement requiring disclosure of all such matters irrespective of their materiality to Lower Lakes. The Canadian union matter disclosed on Schedule 3.9, if ever material to Lower Lakes, has been mitigated and is no longer material, and the litigations disclosed on Schedule 3.17 are either immaterial in amount or covered by insurance, or both, and are therefore immaterial to Lower Lakes and, in our view, to an understanding of the related representations in the Stock Purchase Agreement.

      C. Schedule 3.10 provides a list of contracts to which Lower Lakes is a party that are the subject of substantive representations and warranties contained in the Stock Purchase Agreement. We do not believe that the mere identification of a contract by date and name of the parties is information that is material to an understanding of the related substantive representation, and no disclosures are made in Schedule 3.10 with respect to the listed contracts that are material to an understanding of the related substantive representation or the transaction contemplated by the Stock Purchase Agreement. We note that, upon consummation of the Lower Lakes acquisition, Rand will need to analyze the materiality of the contracts to Lower Lakes (rather than to an understanding of the Stock Purchase Agreement) in order to ensure compliance with Item 601(b)(10) of Regulation S-B in future filings.

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Securities and Exchange Commission
January 13, 2006
Page 13


      D. We do not believe that the information contained in Schedule 3.25 is material to an understanding of the transaction contemplated by the Stock Purchase Agreement, and moreover has the potential of being misleading as to what it represents. The substance of this section of the Stock Purchase Agreement is not to identify Lower Lakes' top ten customers or the amount of revenue derived from such customers, but to ascertain an understanding of the status of Lower Lakes' relationship with its top ten customers. Disclosure of the information on this schedule is not necessary for such an understanding. Moreover, information that is included in the schedule could be misleading to shareholders as it does not indicate the basis on which it is presented or that it is presented in Canadian dollars and inclusive of revenues derived from subcontracting. In addition, we note that Item 101(b)(6) of Regulation S-B does not require the identification of customers, even if significant, as compared to the requirement of Item 101(c)(vii) of Regulation S-K to identify customers representing 10% or more of sales or otherwise material.

18. In connection with the preceding comment, Staff comments, if any, on the related application for confidential treatment will be provided by separate letter. Please be aware that the clearance of the proxy statement is dependent on, among other things, the successful resolution of any issues relating to the confidential treatment application.

      RESPONSE:

      Please see our response to comment 17.

                           **************************

      Please contact Todd Emmerman (212-940-8873) should you have any question.

      Sincerely yours,


      /s/ Todd J. Emmerman

      Todd J. Emmerman

                                                                       Exhibit 1

Reconciliation of financial information included in Form 8-K filed September 7, 2005 to audited financial statements included in Schedule 14A filed January 13, 2006

The following is a reconciliation of selected financial information of Lower Lakes Towing Ltd. contained in Exhibit 99.1 to Rand Acquisition Corporation's Form 8-K filed September 7, 2005 to the audited financial statements of Lower Lakes for the years ended March 31, 2005, 2004 and 2003 included in the Schedule 14A filed by Rand Acquisition Corp. on January 13, 2006. All amounts are presented in thousands of US dollars.

The selected financial information in Exhibit 99.1 to the Form 8-K was derived from unaudited, combined, Lower Lakes' management-prepared, Canadian GAAP financial statement of Lower Lakes and its subsidiary, Lower Lakes Transportation Company, and equity investee, Grand River Navigation Company, Inc. Rand's Schedule 14A contains US GAAP audited consolidated financial statements of Lower Lakes. The differences between the two sets of financial data are reconciled below. The reconciliation below reconciles the financial information contained on Form 8-K to the GAAP equivalent in the audited financial statements contained in Schedule 14A if a GAAP equivalent exists.

Income statement information adjustments

                                                                                    Year ended March 31,
Description                                                                   2005           2004           2003 Notes
----------------------------------------------------------------------------------------------------------------------
1 "Net Revenue" as presented in 8-K                                         44,872         35,383         27,100
                                                                             1,057            714            127 (i)
                                                                             6,258          2,384              - (ii)
                                                                               (77)            69              - (iii)
                                                                         ---------------------------------------
  "Revenue" as presented in the audited financial statements                52,110         38,550         27,227
                                                                         =======================================

2 "Operating expenses" as presented in 8-K                                  31,533         26,667         19,099
                                                                             1,057            714            127 (i)
                                                                              (350)             -              - (iv)
                                                                               (30)            97              - (iii)
                                                                         ---------------------------------------
  "Vessel operating expenses" as presented in the audited
   financial statements                                                     32,210         27,478         19,226
                                                                         =======================================

3 Outside vessel charter fees (not presented separately in 8-K but               -              -              -
  netted against outside vessel revenue in 8-K)                              6,180          2,363              - (ii)
                                                                         ---------------------------------------
                                                                             6,180          2,363              -
                                                                         =======================================

                                                                                     Year ended March 31,
Description                                                                   2005           2004           2003 Notes
----------------------------------------------------------------------------------------------------------------------
4 "Operating Margin" as presented in 8-K (non-GAAP measure)                 13,339          8,716          8,001
  Total above adjustments (i) to (iv)                                          381             (7)             -
                                                                         ---------------------------------------
  Not shown in the audited financial statements (for
  comparative purposes only)                                                13,720          8,709          8,001
                                                                         =======================================

5 "Winter Work" as presented in 8-K                                          1,638          1,430          1,027
                                                                                30              -              - (iii)
                                                                         ---------------------------------------
  "Repairs and maintenance" as presented in the audited
   financial statements                                                      1,668          1,430          1,027
                                                                         =======================================

6 "Administration" as presented in 8-K                                       2,277          2,396          1,594
                                                                               144              -              - (iii)
                                                                         ---------------------------------------
  "Administration" as presented in the audited financial
   statements                                                                2,421          2,396          1,594
                                                                         =======================================

7 "EBITDA" as presented in 8-K (non-GAAP measure)                            9,424          4,890          5,381
  Total of adjustments (i) to (iv)                                             207             (7)             -
                                                                         ---------------------------------------
  Not shown in audited financial statements (for comparative
  purposes only)                                                             9,631          4,883          5,381
                                                                         =======================================

8 "Adjusted EBITDA" as presented in 8-K (non-GAAP measure)                   9,673          6,946          5,168
   Total of adjustments (i) to (iv)
                                                                               207             (7)             -
                                                                         ---------------------------------------
  Not shown in audited financial statements (for comparative
  purposes only)                                                             9,880          6,939          5,168
                                                                         =======================================

9 "Depreciation and amortization"                                            4,816          4,390          3,074
                                                                               150             50              - (iv)
                                                                              (259)             -              -(viii)
                                                                                47             67             60(iii)
                                                                         ---------------------------------------
  Total of "depreciation" and "amortization" lines in the
  audited financial statements                                               4,754          4,507          3,134
                                                                         =======================================

10 "Capital Expenditures"                                                    3,626          3,330          2,250
                                                                                             (739)        (1,154) (x)
                                                                                 -              -            520 (xi)
                                                                                 -          1,550              - (xii)
                                                                                 -          2,200              - (iv)
                                                                         ---------------------------------------
  "Purchase of capital assets" presented in Statements of Cash
   flows" in the audited financial statements                                3,626          6,341          1,616
                                                                         =======================================

Balance sheet adjustments - assets

Description                                                                                      March 31, 2005 Note
--------------------------------------------------------------------------------------------------------------------
1 Cash (netted against long-term debt and not presented separately
  in 8-K)                                                                                                     -

                                                                                                            644 (v)
                                                                                                ----------------
  "Cash" as presented in the audited financial statements                                                   644
                                                                                                 ==============

2 Cash reserved for repairs and drydock (netted against bank indebtedness and
  long-term debt and not presented separately in 8-K)                                                         -
                                                                                                          2,191 (v)
                                                                                                 --------------
  "Cash reserved for repairs and drydock" as presented in the
   audited financial statements                                                                           2,191
                                                                                                 ==============

3 "Accounts Receivable" as presented in 8-K                                                               1,475
                                                                                                            156(vi)
                                                                                                             55(iii)
                                                                                                 --------------
  "Accounts receivable" as presented in the audited financial
  statements                                                                                              1,686
                                                                                                 ==============

4 "Prepaid Expenses & Other Current Assets" as presented in 8-K                                           1,863
                                                                                                            (16) (iii)
                                                                                                 --------------
  "Prepaid expenses and other current assets" as presented in the
   audited financial statements                                                                           1,847
                                                                                                 ==============

5 Current deferred income taxes (not presented separately in 8-K)                                             -
                                                                                                             69(vii)
                                                                                                 --------------
  "Deferred income taxes" (current) as presented in the audited
  financial statements                                                                                       69
                                                                                                 ==============

6 "Total Current Assets" as presented in 8-K                                                              3,338
  Total of adjustments in balance sheet items 1 to 5                                                      3,099
                                                                                                 --------------
  Total of current assets as presented in the audited financial
  statements                                                                                              6,437
                                                                                                 ==============

7 Capital Assets as presented in 8-K                                                                     34,177
                                                                                                          2,000(iv)
                                                                                                 --------------
  "Capital Assets" as presented in the audited financial statements                                      36,177
                                                                                                 ==============

8 "Deferred Charges" as presented in 8-K                                                                  5,768
                                                                                                           (438)(viii)
                                                                                                 --------------
  "Deferred drydock and financing costs" as presented in the
   audited financial statements                                                                           5,330
                                                                                                 ==============

9 "Deferred Income Taxes and Other Assets" as presented in 8-K                                            3,524
                                                                                                          2,160(vii)
                                                                                                 --------------
  "Deferred Income Taxes" (long-term) as presented in the
   audited financial statements                                                                           5,684
                                                                                                 ==============

10 "Total Assets" as presented in 8-K                                                                    46,807
   Total of adjustments to balance sheet items 1 to 9                                                     6,821
                                                                                                 --------------

   Total assets as presented in the audited financial statements                                         53,628
                                                                                                 ==============

Balance sheet adjustments - liabilities and shareholders' deficiency

Description                                                                                      March 31, 2005 Notes
---------------------------------------------------------------------------------------------------------------------
11 Bank indebtedness (included with long-term debt in 8-K and not
   presented separately)                                                                                      -

                                                                                                            512 (v)
                                                                                                 --------------
   "Bank indebtedness" as presented in the audited financial
    statements                                                                                              512
                                                                                                 ==============

12 "Accounts Payable & Accrued Liabilities" as presented in 8-K                                           6,213
                                                                                                            156 (vi)
                                                                                                             25 (iii)
                                                                                                 --------------
   Total of "Accounts payable" and "Accrued liabilities" lines as
   presented in the audited financial statements                                                          6,394
                                                                                                 ==============

13 Deferred income taxes (current - not presented separately in 8-K)                                          -
                                                                                                            475 (vii)
                                                                                                 --------------
   "Deferred income taxes" (current) as presented in the audited
    financial statements                                                                                    475
                                                                                                 ==============

14 "Current Portion of Long-Term Debt" as presented in 8-K                                                2,035
                                                                                                            350 (iv)
                                                                                                 --------------
   Total of "Current portion of long-term debt" and "Current portion of long-term obligations - vessel lease" lines as presented in
   the audited financial statements                                                                       2,385
                                                                                                 ==============

15 "Long-Term Debt, Net of Cash" as presented in 8-K                                                     36,976
                                                                                                          2,325 (v)
                                                                                                          1,786 (iv)
                                                                                                 --------------
   Total of "Long-term debt - Senior" and "Long-term debt -
   subordinated" lines as presented in the audited financial
   statements                                                                                            41,087
                                                                                                 ==============

16 "Deferred Income Taxes" (long-term) as presented in 8-K                                                  988
                                                                                                          2,347 (vii)
                                                                                                 --------------
   "Deferred income taxes" as presented in the audited financial
   statements                                                                                             3,335
                                                                                                 ==============

17 Convertible notes (classified with equity in 8-K)                                                          -
                                                                                                          9,670 (ix)
                                                                                                 --------------
   "Convertible notes" (classified as a liability in the audited
   financial statements)                                                                                  9,670
                                                                                                 ==============

18 "Total Liabilities" as presented in 8-K                                                               37,964
   Total of adjustments to balance sheet items 15 to 17                                                  16,128
                                                                                                 --------------
   Total liabilities as presented in the audited financial statements
                                                                                                         54,092
                                                                                                 ==============

19 "Shareholders' Equity" as presented in 8-K                                                               595
                                                                                                         (9,670) (ix)
                                                                                                           (438) (viii)
                                                                                                           (593) (vii)
                                                                                                           (124) (iii)
                                                                                                 --------------
   Total Shareholder's deficiency presented in the audited financial
   statements                                                                                           (10,230)
                                                                                                 ==============

Description of reconciling adjustments

(i) Fuel surcharges are included in the gross revenue line item in the audited financial statements. Form 8-K did not include all fuel surcharges in revenue, but rather presented the surcharge revenue as a reduction in fuel expenses.

(ii) Outside voyage charter revenue and expenses were shown on a net revenue basis in the Form 8-K. The expense associated with the chartering of other fleet's vessels is shown as a separate line item in operating expenses for the US GAAP audited financial statements.

(iii) Immaterial consolidation, presentation, reclassifications and final adjustments to present US GAAP consolidated financial statements.

(iv) Reclassification of the Manistee lease from an operating to a capital lease for US GAAP reporting. Depreciation expenses for capital lease classification not previously recorded were $150,000 and $50,000 in 2005 and 2004 respectively. Lease payments for the Manistee commenced in the first quarter of 2005. The Form 8-K included $350,000 in operating lease payments that have been reversed as a result of the reclassification to a capital lease.

(v) Reclassification of cash and bank indebtedness netted with long-term debt in the Form 8-K.

(vi) Reclassification of a Canadian Goods and Service Tax rebate to accounts receivable.

(vii) Reclassification of deferred income taxes and final tax adjustments for 2005.

(viii) Write-down of deferred financing costs on debt extinguishments and resulting effect on amortization expense associated with deferred financing costs.

(ix) To classify convertible notes previously included in equity in Form 8-K to liabilities for conformity with US GAAP.

(x) Drydocking expenditures reclassified to the operating section of the cash flow statement

(xi)   Reclassify asset held for disposal

(xii) Asset addition for the Michipicoten vessel that was excluded from the calculation presented on Form 8-K.